AMENDED AND RESTATED OPERATING AGREEMENT

OF

POPVIEWERS, LLC
A New York Limited Liability Company

Effective as of November __, 2018

NEITHER THE MEMBERSHIP INTERESTS NOR THE UNITS HEREUNDER HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR UNDER ANY OTHER SECURITIES LAWS. SUCH INTERESTS AND UNITS MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH RESTRICTIONS ON TRANSFERABILITY CONTAINED HEREIN.

AMENDED AND RESTATED
OPERATING AGREEMENT
OF
POPVIEWERS, LLC

This **AMENDED AND RESTATED OPERATING AGREEMENT** (this "Agreement") of POPVIEWERS, LLC, a New York limited liability company (the "Company"), is entered into as of the _ day of November, 2018 by (w) Christopher Witherspoon ("CW"), (x) Seth Snider ("SS") (y) Dan Woolsey ("DW"), and (z) such other persons or entities who become members of the Company in accordance with the provisions hereof from time to time, (each, a Member and collectively, the "Members.")

The Members formed the Company pursuant to and in accordance with the New York Limited Liability Company Act and the Members and the Company hereby agree as follows:

The Members were previously party to that certain Limited Liability Company Operating Agreement dated April 25, 2018 (the "Original Agreement") which they wish to hereby amend and restate in its entirety.

NOW, THEREFORE, in consideration of the mutual covenants herein expressed, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Definitions. The following terms used in this Agreement shall have the following meanings unless otherwise expressly provided herein:

(a) "**Act**" shall mean the New York Limited Liability Company Act, as amended from time to time.

(b) "**Agreement**" shall mean this Limited Liability Company Agreement as amended from time to time.

(c) "**Articles**" shall mean the Articles of Organization, together with any amendments thereto, filed by the Members or the Company pursuant to the Act.

(d) **Book Value**" of an asset means its adjusted basis for federal income tax purposes, subject to the following provisions. The initial Book Value of an asset contributed by a Member is its gross Fair Market Value as initially recorded on the Company's books. Company assets shall be revalued (i) when and as contemplated by Regs. §1.704-1(b)(2)(iv)(e), and, (ii) if the Partnership Representative determines in its discretion that a revaluation is necessary to reflect economic arrangements among Members, when and as contemplated by Regs. §1.704-1(b)(2)(iv)(f). Upon any such revaluation, Book Values shall be adjusted to equal the revalued amounts. Book Values shall be reduced for cost recovery deductions, determined pursuant to Regs. §1.704-1(b)(2)(iv)(g)(3).

(e) "**Capital Account**" means the Capital Account established for each Member and maintained in accordance with the provisions of this Agreement and the Regulations.

(f) "**Capital Contribution**" means the total cash and Fair Market Value of other property contributed to the equity of the Company by a Member, which shall be equal to the amount stipulated in writing by such Member and the Company, as determined by the Partnership Representative in good faith. The transfer of liabilities to the Company in connection with a transfer of money or property to the Company shall reduce the net amount of the Capital Contribution by the amount of such liabilities. The amounts of the Capital Contributions of the Members as of the date hereof are set forth in Exhibit A hereto.

(g) "**Code**" means the Internal Revenue Code of 1986, as it may be amended, or any subsequent federal law concerning income tax as enacted in substitution for, or that corresponds with, such Code.

(h) "**Company**" shall mean POPVIEWERS, LLC, and any successor limited liability company.

(i) "**Distributions**" shall mean distributions of cash or other property made by the Company to the Members from any source.

(j) "**Fair Market Value**" means, with respect to any item, the price (in cash or other consideration) at which such item would be sold in a sales transaction between a willing buyer and a willing seller negotiating on arms'-length terms. The Fair Market Value of an item shall be deemed for all purposes to be equal to the Fair Market Value of such item as determined by the Manager so long as such determination is made in good faith by the Manager.

(k) "**Interest**" shall mean the limited liability company interest of each Member of the Company and such Member's rights and obligations with respect to the Company pursuant to this Agreement and applicable law.

(l) "**Interest Rate**" shall mean an interest rate as agreed among by the Members in writing at the time a Member Loan is advanced; provided that in no event shall the interest rate be less than the "applicable federal rate" (as defined in Section 1274(d) of the Code) for such loans.

(m)"**Manager**" shall mean any person or entity that becomes a manager in accordance with the terms of this Agreement.

(n) "**Members**" shall refer to those persons or entities who shall become members of the Company in accordance with the provisions of this Agreement whose names are set forth in column 1 of Schedule A hereto.

(o) "**Partnership Representative**" means CW or such other Person as may be designated by CW.

(p) "**Percentage Interest**" means, with respect to a Member, the quotient, expressed as a percentage, arrived at by dividing (x) the number of Units held by such Member, by (y) the total number of Units held by all of the Members, the current calculation of which is set forth in Exhibit A attached hereto.

(q) **"Profit"** or **"Loss"** means, for a period, the Company's taxable income or loss determined under Code §703(a), including all items stated separately thereunder, with the following adjustments, to the extent not otherwise taken into account: (i) income exempt from federal income tax shall be added; (ii) expenditures described in Code §705(a)(2)(B) or treated as such pursuant to Regs. §1.704-1(b)(2)(iv) shall be deducted; (iii) in lieu of cost recovery deductions taken in computing taxable income or loss, such deductions shall be determined under Regs. §1.704-1(b)(2)(iv)(g)(3); (iv) in lieu of taxable gain or loss from an asset disposition, gain or loss shall be determined by reference to the asset's Book Value instead of tax basis.

(r) **"Pro Rata"** means in the proportion that the item being measured for each Member bears to the total of all such items for all Members for whom a contribution, distribution, allocation or other item is due or being made, shared, or determined.

(s) **"Regulations"** and **"Regs."** means the Treasury Regulations of the United States Treasury Department pertaining to the Code, as amended, and any successor provisions thereto.

(t) **"Target Capital Balance"** means, with respect to a Member, the net amount that would be distributed to such Member under this Agreement in a hypothetical liquidation of the Company, determined as if the Company were to sell all of its assets for cash in an amount equal to their Book Value and distribute the net proceeds of such sale to the Members, after providing for the claims of creditors, pursuant to the provisions of this Agreement relating to a liquidation of the Company. To the extent applicable, the Target Capital Balance of a Member shall be reduced (below zero if necessary) by the sum of such Member's share of the Company's "partnership minimum gain" under Regs. §1.704-2(g), such Member's "partner nonrecourse debt minimum gain" under Regs. §1.704-2(i)(3), and the amount, if any, such Member would be required to contribute in the foregoing hypothetical liquidation. Nothing in this paragraph shall require any Member to be liable to the Company or any Person for any amount.

(u) **"Units"** means the limited liability company interests in the Company in the form of units issued to the Members, as reflected on Exhibit A hereto (as it may be amended from time to time in accordance with the terms and conditions hereof), with the rights and obligations described in this Agreement.

Certain other capitalized terms not defined above shall have the meanings given such terms in the Agreement.

ARTICLE II
FORMATION; NAME; PURPOSES; OFFICE; TERM

Section 2.1   Company Formation. The Members organized the Company on April 25, 2018 by the filing of its Articles pursuant to the Act. The Managers shall file such other instruments or documents as they may deem necessary or appropriate from time to time to comply with the requirements of law for the formation and/or operation of a limited liability company in the State of New York. The Managers may also cause the Company to be registered as a foreign limited liability company to transact business in States other than New York and in any other foreign jurisdictions.

Section 2.2   Name. The name of the Company is POPVIEWERS, LLC.

Section 2.3   Purposes. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act, including, without limitation, to hold real estate, interests in partnerships and other business entities, and to make such other investments as the Manager shall from time to time determine.

The Company may execute, deliver and perform all contracts and other undertakings and engage in all activities and transactions as may in the opinion of the Managers be necessary or advisable to carry out the foregoing objects and purposes.

Section 2.4   Registered Office and Agent. The principal office of the Company, and such additional offices as the Managers may determine to establish, shall be located at such place or places inside or outside the State of New York as the Managers may designate from time to time. The Secretary of the State for the State of New York shall be the agent for the Company for services of process.

Section 2.5   Commencement and Term. The existence of the Company commenced upon the filing of the Articles of Organization in the office of the Secretary of State of the State of New York and shall continue until terminated in accordance with the Act or as provided by this Agreement.

ARTICLE III
CAPITALIZATION; INTERESTS; AND LIMITED LIABILITY OF MEMBERS

Section 3.1   Initial Contribution. On or prior to the date hereof, each of the Members shall make an initial Capital Contribution of cash or property in the amount set forth opposite such Member's name in column 2 of Schedule A hereto in exchange for the respective Interest set forth therein. The parties to this Agreement agree that the fair market value of the foregoing contributions is set forth in columns 2 and 3, respectively, of Schedule A hereto.

Section 3.2   Additional Capital Contributions. It is the Members' intention that, to the extent reasonably practicable, the Company's cash requirements shall be satisfied by using the Company's cash reserves through borrowings, without guarantees or other financial support from the Members or their Affiliates. After the initial Capital Contributions have been made, the Members may not make additional Capital Contributions (each, an "Additional Capital Contribution") unless such Additional Capital Contributions are made in proportion to the Members' Percentage Interests. With respect to Additional Capital Contributions made in kind, the fair market value of such Additional Capital Contribution shall be agreed in writing among the Members.

Section 3.3   Capital Accounts.

(a) A separate Capital Account shall be established, maintained and adjusted for each Member in accordance with Regs. §1.704-1(b), including subclause (2)(iv)(b) thereof. Provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent therewith. If the Manager determines that it is prudent to modify the manner in which Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Company may make such modifications.

(b) In the event of a revaluation of Company assets as contemplated in the definition of "Book Value," Capital Accounts shall be adjusted in compliance with the applicable Regulations, and the aggregate adjustment to Capital Accounts shall be classified as Profit or Loss, as applicable, and allocated among the Members in accordance with ARTICLE VIII.

(c) In the event of a transfer of Units in accordance with this Agreement, the proportionate attributes and Capital Account balances thereof shall be transferred to the assignee, such that amounts contributed, distributed or allocated with respect to Units which were held by a predecessor in interest of a Member shall be taken into account for purposes of determining allocations, distributions and other attributes associated with such Units.

Section 3.4   Member Loans. If a Member reasonably believes that the Company requires additional capital and the Members do not agree to make Additional Capital Contributions in accordance with Section 3.2, then one or more Members shall be entitled to advance such additional capital to the Company (each such advance a "Member Loan") as set forth on Schedule B hereto or the Company can issue additional Interests in the form of Units. If any Member shall make any loan to the Company, or advance money on the Company's behalf, the amount of any such loan or advance shall not be an increase in the capital account of the lending Member, nor entitle such lending Member to any increase in such Member's share of the distributions of the Company or subject such Member to any greater portion of the losses that the Company may sustain. The amount of any such loan or advance shall be a debt due from the Company to such lending Member. All such loans or advances (i) shall be evidenced by written documentation, (ii) shall be secured or unsecured as the parties may agree, (iii) shall be repayable, pro rata, on such terms and conditions as shall be commercially reasonable and mutually agreed upon by the lending Member and the Manager and (iv) shall be paid before any distributions are paid to the Members. The Member Loans shall become due and payable in full in the event the Company is sold. The Member Loans shall be recourse to the Company, but no Member shall have any recourse liability for Member Loans. The Member Loans may be repaid at any time in the order in which they were made without penalty or premium.

Section 3.5   Limited Liability of Member. No Member shall have any personal liability for any debts or losses of the Company, except as provided by law. No Member shall be liable, responsible or accountable in damages or otherwise to the Company for any acts performed in good faith and reasonably believed by the Member to be within the scope of this Agreement, unless such act or failure to act is attributable to gross negligence, malfeasance, fraud or breach of a provision of this Agreement. Other than as provided in this Agreement and as may be required under the Act, no Member shall be liable for any debts or losses of capital or profits of the Company or be required to contribute or lend funds to the Company. The Company shall indemnify and hold harmless the Member from and against any loss, damage, liability, cost or expense (including reasonable attorneys' fees) arising out of any act or failure to act by the Member, if such act or failure to act is in good faith reasonably believed by the Member to be within the scope of this Agreement and is not attributable to gross negligence, malfeasance, fraud or breach of a provision of this Agreement. This indemnification shall not extend to the income tax consequences resulting to a Member from its participation in the Company.

Section 3.6   Additional Members. Subject to compliance with Article VII herein, the Managers, after consultation with CW, SS, and DW, may admit additional Members from time to time upon terms and conditions approved by the Manager.

Section 3.7   Title to Assets. Legal title to all property of the Company shall be taken and at all times held in the name of the Company.

Section 3.8   Membership Interests; Units.

(a)   Limited Liability Company Membership Interests and Units. The Company is authorized to issue one or more classes and/or series of limited liability company Interests in the form of the Units, as the Manager, with the unanimous consent of CW, SS and DW, shall so determine, with such powers, preferences and rights, and the qualifications, limitations and restrictions as the Manager may so determine, to increase or decrease the number of Units of any such class or series, and to fix the number of Units of any such class or series, all subject to and in accordance with the unanimous consent of CW, SS and DW. Upon the creation of such new class or series of Interests, the Manager is hereby authorized to amend, supplement, and/or amend and restate this Agreement, so as to set forth the powers, rights, and preferences, and the qualifications, limitations and restrictions of such new class and/or series, and the Members hereto consent to, and grant the Manager, full power and authority to do so, and hereby designates such Manager as its proxy and attorney in fact, with full substitution thereof. Initially, the Company shall have one class of Interests referred to as Class A Interests in the form of Class A Units. Initially, 100,000 Class A Units have been issued. Each Member hereby constitutes and appoints the Manager as its true and lawful agent and attorney-in-fact, with full power of substitution, to act in the name, place and stead of such appointing Member with respect to the terms and provisions of this Section 3.8(a) applicable to such appointing Member, including without limitation, to execute its, his or her name to such amendment, supplement and/or amendment and restatement and to do or refrain from doing all such further acts and things, and to execute all such documents, as the Manager deems reasonably necessary to consummate the terms set forth herein. The granting of the power of attorney set forth in this Section will not relieve any appointing Member from its obligation to perform its obligations under this Agreement, including any such obligation the performance of which could be effected by the Manager acting on behalf of such appointing Member. The power of attorney given herewith is irrevocable, is coupled with an interest and shall also constitute a voting agreement hereunder.

(b)   The holders of each class of Units shall be entitled to the rights, subject to the obligations set forth herein, ascribed to such class. Any holder of a class of Units shall be referred to as a Member of such class of Units (e.g., a holder of Class A Units shall be referred to as a Class A Member). Any holder of more than one class of Units shall have separate rights under this Agreement with respect to each class of Unit held by such Member. For example, a holder of Class A Units and Class B Units shall be referred to and shall be treated separately in his, her or its separate capacities as a Class A Member and a Class B Member. The number and class of Units held by a Member shall be set forth on such Member's counterpart signature page to this Agreement. In addition, the Company shall issue to each Member certificates, endorsed by the Company, evidencing such Member's holdings of Units.

(c)   In addition, subject to the terms and conditions hereof, the Manager may cause the Company to issue additional Units in the Company or options and/or warrants to acquire such additional Units to Persons providing services to the Company or other Persons on such terms as the Manager may determine. Subject to the terms and conditions hereof, the Manager is authorized to cause the Company to take all necessary actions, including the amendment of this Agreement, to reflect the admission of Additional Members and the adjustment of the number and class of Units held by, and the Percentage Interests of, the Members, resulting from the offering of additional Units in the Company (in each event without any act of the Members).

(d)   **New Member.** New Members may be admitted as Members of the Company upon issuance or transfer of Interests hereunder and such New Member's execution of a Joinder Agreement in the form attached hereto as Exhibit B.

(e)   **DW Option.** DW shall have an option to acquire utpo 5% interest (5,000 units) in the Company in accordance with Schedule A and Exhibit D. For the purposes of the vesting, date of commencement shall be November 1, 2018. The vesting shall be completed on October 30, 2020.

ARTICLE IV
MANAGEMENT OF THE COMPANY

Section 4.1   Management;   Identification   of   Company   in   Contracts.   The management of the Company shall be vested in one or more Managers, who shall be appointed by the affirmative vote of Members holding a majority of the Units entitled to vote, on a combined basis without regard to class or series of Units. The initial Manager of the Company shall be Christopher Witherspoon. The Company shall be POPVIEWERS, LLC. The Company shall be identified as a limited liability company in all contracts, agreements and undertakings of the Company.

Section 4.2   Number, Tenure and Qualifications of Managers. Each Manager shall hold office until his, her or its successor shall have been duly appointed by the Members. Managers need not be residents of the State of New York or Members of the Company.

Section 4.3   Exclusive Control of Managers. Subject to the terms and provisions of this Agreement, the Managers shall have exclusive management and control of the business and affairs of the Company and shall have the power and authority to do all things necessary or appropriate to carry out the purposes of the Company. Except for the actions set forth in Section 4.7, and except as otherwise specifically provided herein, any action which requires the consent, vote or action of the Managers shall be undertaken upon the affirmative vote or approval of a majority of the Managers.

Section 4.4   Duties of Managers. The Managers shall diligently and faithfully devote such time to the management, supervision, and administration of the business and operations of the Company as may be required to carry out the purposes of the Company in accordance with the applicable law. As described in Section 4.5 below, the Managers may appoint officers to assist them in their management of the Company. Such officers may be removed, with or without cause, by the affirmative vote of a majority of the Managers.

Section 4.5   Officers. The Company may also have the following officers, who shall be appointed and may be removed by the Managers, and who shall report to and be responsible to the Managers:

(a) <u>President</u>. The President shall be the chief executive officer of the Company and, as such, shall, subject to the control of the Managers, supervise the management of the business and affairs of the Company. Except as otherwise provided in this Agreement, the President may sign any deeds, mortgages, bonds, contracts, or other instruments which the Managers have authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Managers or the Members to some other officer or agent of the Company, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of chief executive officer and such other duties as may be prescribed by the Managers from time to time. Any action required of or contemplated to be taken by the Managers under this Agreement may be taken by the President unless (i) this Agreement specifically requires the vote or approval of the Members or some or all of the Managers; (ii) the Members or the Managers, by resolution or otherwise, have restricted the President's authority to act for the Company in such matter; or (iii) the action is outside the ordinary course of the business of the Company or outside the purposes of the Company as set forth in Section 2.3.

(b) <u>Vice Presidents.</u> . In the absence of the President or in the event of his or her death, inability or refusal to act, a Vice President designated by the President or the Managers shall, unless otherwise determined by the Managers, perform the duties of President, and when so acting shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties as may from time to time be assigned to him or her by the President or the Managers.

(c) <u>Secretary</u>. The Secretary shall: (a) Attend meetings of the Managers, keep the minutes of such meetings and perform like duties for any committees thereof when required; (b) see that all notices are duly given in accordance with this Agreement or as required by law; (c) be custodian of the Company records; (d) in general perform all of the duties incident to the office of secretary; and perform such other duties as may from time to time be assigned to him or her by the President or the Managers. The Company may have any number of Assistant Secretaries who shall perform the functions of the Secretary in the Secretary's absence or inability or refusal to act.

(d) <u>Treasurer</u>. The Treasurer shall: (a) Have custody of and be responsible for all funds and securities of the Company; (b) receive and give receipts for money due and payable to the Company, and deposit such moneys in the name of the Company in such depositories as shall be selected in accordance with this Agreement; (c) in general perform all of the duties incident to the office of treasurer; and perform such other duties as may from time to time be assigned to him or her by the President or the Managers. The Company may have any number of Assistant Treasurers who shall perform the functions of the Treasurer in the Treasurer's absence or inability or refusal to act.

(e) <u>Additional Officers</u>. The Managers may appoint such additional officers having such titles and duties as the Managers may determine from time to time.

(f) <u>Initial Officers</u>. The initial officers of the Company who shall serve until their respective death, resignation, removal or retirement shall be the persons listed on <u>Exhibit B</u> to this Agreement.

Section 4.6   Managers to Act in Best Interests of Company. In carrying out their duties and exercising their powers hereunder, the Managers shall exercise reasonable skill and care and use their best judgment and shall act at all times in what they deem to be the best interests of the Company and, in the case of any conflict between the best interests of the Managers and the best interests of the Company, the Managers shall not, any other provisions hereof to the contrary notwithstanding, act in a manner inconsistent with the best interests of the Company or inconsistent with this Agreement. Further, subject to the preceding sentence, the Managers shall not be liable, responsible or accountable in damages or otherwise to the Company or the Members for any acts performed or omitted by them in good faith and within the scope of this Agreement. More specifically, but without limiting the generality of the preceding sentence, the Managers shall not be liable for good faith mistakes of judgment or for losses due to such mistakes or the good faith mistakes of judgment or losses due to such mistakes of any employee, broker or other agent of the Company. The Managers shall, however, be liable for his, her or its actions to the extent they are attributable to gross negligence, willful misconduct and/or fraud.

Section 4.7   Limitations on Powers of Officers. Notwithstanding the authority granted to the President and the other officers in Section 4.5 hereof, without the prior written approval of a majority of the Managers, neither the President nor any other officer shall have any authority to:

(a) Do any act in contravention of the Articles, this Agreement or the Act;

(b) Do any act which would make it impossible to carry on the ordinary business of the Company;

(c) Possess Company property, or assign, transfer or pledge the rights of the Company in specific Company property for other than a Company purpose or the benefit of the Company;

(d) Admit a person as an additional Member of the Company;

(e) Cause or permit the Company to redeem or repurchase Company Interests;

(f) Sell all or substantially all of the assets of the Company in a single transaction or series of related transactions;

(g) Cause or permit the Company to merge or consolidate with any other entity; or

(h) Terminate or dissolve the Company, except as provided in Section 6.1.

Section 4.8   Other Business of Members and Managers.   The Members or any Manager may engage independently or with others in other business ventures of any kind, render advice or services of any kind to other investors or ventures, or make or manage other investments or ventures. Neither the Company nor the Members shall have any right by virtue of this Agreement or the relationship created hereby in or to such other ventures or activities or to the income or proceeds derived therefrom, and the pursuit of such ventures, even if competitive with the business of the Company, shall not be deemed wrongful or improper under this Agreement. Nothing herein shall be deemed to negate or modify any separate agreement between the Members and the Company, or any of them, with respect to restrictions on competition.

Section 4.9   Indemnification of Managers.   The Company shall indemnify and hold harmless the Managers from and against any and all loss, damage, liability, or expense incurred by them at any time by reason of or arising out of any act performed by them on behalf of the Company or in furtherance of the business of the Company, except for liability for breach of fiduciary duty, gross negligence, willful misconduct, or fraud; provided, that the satisfaction by the Company of its obligations under this Section 4.9 shall be from and limited to Company assets and the Members shall not have any personal liability on account thereof.

Section 4.10   No Management by Members and Assignees.   Neither the Members nor any successors or assignees of the Members (other than the Managers or any agent or employee of the Managers, in their capacity as such, if such person shall also be the Member or successor or assignee of the Member) shall take part in the management, operation or control of the business and affairs of the Company. The Members and their assignees shall not have any right, power, or authority to transact any business in the name of the Company or to act for or on behalf of or to bind the Company. The Members and their assignees shall have no rights other than those specifically provided herein or granted by law where consistent with a valid provision hereof.

ARTICLE V
PROFITS, LOSSES & DISTRIBUTIONS

Section 5.1   Determination of Profits and Losses; Preliminary Adjustments. Profits, Losses and/or component items thereof, including individual items of gross income, gain, loss, deduction or credit, shall be determined for each period pursuant to income tax accounting methods adopted by the Manager consistently applied and shall be allocated among the Members in the manner provided in this ARTICLE V. Prior to making allocations for a period, Capital Accounts shall be adjusted to reflect all contributions, distributions and other events during the period that affect Capital Account balances other than such allocations.

Section 5.2   Allocation of Profits and Losses. Profits shall be allocated to the Members Pro Rata, in proportion to the respective amounts by which their Target Capital Balances exceed their Capital Account balances, until such respective excess amounts are reduced to zero. Losses shall be allocated to the Members Pro Rata, in proportion to the respective amounts by which their Capital Account balances exceed their Target Capital Balances, until such respective excess amounts are reduced to zero.

Section 5.3   Special Allocations.(a)   Priority. Allocations for a period under other provisions of this Agreement shall be of the residual amount of Profit or Loss or items thereof remaining after giving effect to allocations under this Section 5.3 for such period.

(b)   Chargebacks, Offsets and Nonrecourse Deductions.   The allocations set forth below shall be made to the extent applicable and in the manner provided for in Regulations relating thereto. Items of income and gains shall be allocated to the Members in such manner as shall cause the Company to make allocations in accordance with provisions in the Regulations relating to: "minimum gain chargebacks" under Regs. §1.704-2(f); "partner nonrecourse debt minimum gain chargebacks" under Regs. §1.704-2(i)(4); and "qualified income offsets" under Regs. §1.704-1(b)(2)(ii)(d).   Partner nonrecourse deductions under Regs. §1.704-2(i) shall be allocated to the Member who bears the economic risk of loss with respect to the particular partner nonrecourse liabilities to which they relate.   Nonrecourse deductions under Regs. §1.704-2(b)(1) shall be allocated to the Members Pro Rata in proportion to their Percentage Interests.

(c)   Loss Limits. Allocations of Losses or items of expense or deductions to a Member shall not exceed the maximum amount that can be allocated to the Member pursuant to the limit set forth in Regs. §1.704-1(b)(2)(ii)(d).   Items in excess of such limit shall be reallocated to the other Members in accordance with Section 5.2.

(d)   Other Allocations. The Manager is authorized to cause the Company to make such other allocations of Profit, Loss and items thereof as it may determine such that all of such items will be allocated among the Members in a manner that will be respected pursuant to the Regulations.

Section 5.4   Tax Allocations. Except as otherwise provided in this Agreement, for Federal income tax purposes, all items of Company income, gain, loss, deduction, basis, amount realized and credit, and the character and source of such items, shall be allocated among the Members in the same manner as the corresponding items of income, gain, loss, deduction or credit are allocated to Capital Accounts in accordance with Sections 5.2 or 5.3. The Company shall maintain such books, records and accounts as are necessary to make such allocations.

(b)   The Manager is authorized to make, for tax purposes only, allocations of income, gain, loss or deduction or adopt conventions as are necessary or appropriate to comply with the Regulations under Code §704(c), and in particular, in respect of a Capital Contribution of property other than cash and adjustments to the Book Value of Company assets at the times specified in the definition of Book Value. Allocations shall be made under methods selected by the Manager and permissible under Regs. §1.704-3 and in conformity with Regs. §§1.704-l(b)(2)(iv)(f) and 1.704-l(b)(4)(i).

Section 5.5   Allocations in Event of Assignment; Prorations. Subject in all cases to applicable law, if there is a Transfer of Units in accordance with this Agreement, for purposes of

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allocations of Profits and Losses and distributions of cash and property, the effective date of the Transfer as to the Company will be the effective date stated in the Transfer instrument or such other date as the assignor and assignee agree, but not earlier than the date the Manager receives Notification of the Transfer and all of the conditions set forth in this Agreement applicable to such Transfer have been satisfied, or, in the case of an involuntary Transfer, the date of the operative event. Distributions of cash and property with respect to any Units shall be made to the Person who is shown as the holder of such Units in the Company's books at the time of the distribution.

(b) In the event of a change in a Member's ownership during the course of a period, allocations to such Member of Profits, Losses and other items arising during such period shall be determined in accordance with the weighted average ownership of the Member during such period, giving equal weight to each day during such period, except that if the Regs. require another method for making such allocations in such case, or if the Manager approves another method for making such allocations which is reasonable and complies with the Regs., then the allocations to such Member shall be made in accordance with such other method.

Section 5.6   Imputed Interests. If any Member makes a loan to the Company, or the Company makes a loan to any Member, and interest in excess of the amount actually payable is imputed under Code §§7872, 483, or 1271 through 1288 or corresponding provisions of subsequent Federal income tax law, then any item of income or expense of the Company attributable to any such imputed interest shall be allocated solely to the Member who made or received the loan and shall be credited or charged to its Capital Account, and a corresponding Capital Contribution by or distribution to such Member shall be deemed to have occurred, as appropriate.**Timing and Priority of Distributions.**Except as otherwise provided in this Agreement, the Company shall distribute available cash, whether from operations, capital transactions, financings, or otherwise, to the Members at such times and in such amounts as may be determined by the Manager, after payment of Company payables and short term obligations, as well as unreimbursed expenses incurred by a Member or Manager for the benefit of the Company), and the repayment of any Member loans as well as the establishment of sufficient reserves to fund the Company's foreseeable obligations, to the Members, pro-rata, based upon their relative Percentage Interest.**Distribution In Kind.** If the Company distributes property other than cash to its Members, the amount of such distribution shall be deemed to be equal to the Fair Market Value of the property distributed, net of any liabilities that such property may be subject to or which may be assumed by the Members in connection therewith. Such Fair Market Value shall be determined by the Manager in good faith. No Member shall have the right to demand or receive distributions of any kind or type.

Section 5.9   Withholding. If the Company is required to withhold any portion of any distribution or allocation to a Member by applicable federal, state, local or foreign tax laws, the Company shall withhold such amounts and make such payments to such taxing authorities as are necessary to ensure compliance with such tax laws. Any funds withheld by reason of this Section 5.9 shall nonetheless be deemed distributed or allocated (as the case may be) to the Member in question for all purposes under this Agreement. If the Company makes any payment to a taxing authority in respect of a Member hereunder that is not withheld from actual distributions to the Member, then the Company may, at its option, (i) require the Member to reimburse the Company for such withholding or (ii) reduce any subsequent distributions to such Member by the amount of such withholding.   The obligation of a Member to reimburse the

Company for taxes that were required to be withheld shall continue after such Member Transfers its interest in the Company or after a withdrawal by such Member. Each Member agrees to furnish the Company with any representations and forms as shall reasonably be requested by the Company to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have. **Limitation on Distributions to Members.** The Company shall not distribute cash or property to any Member unless, after such distribution is made, the fair value of the Company's assets exceeds its liabilities, and unless such distribution is in compliance with any loan agreements or similar documents to which the Company is subject.

DISSOLUTION OF THE COMPANY

Section 6.1   Dissolution of the Company. The Company shall be dissolved and its affairs wound up and terminated upon the first to occur of the following:

(a) The affirmative consent of the Managers and the affirmative consent, on a combined basis, without regard to class or series, of holders of a majority of the Units entitled to vote authorizing such dissolution; or

(b) Any other event causing dissolution of the Company under the Limited Liability Company Laws of New York.

Section 6.2   Winding Up and Liquidation.

(a) Upon the dissolution of the Company, its assets shall be sold and liquidated, and its affairs shall be wound up as soon as practicable thereafter by the Members. In winding up the Company and liquidating the assets thereof, the Managers, or other person so designated for such purpose, may arrange for the collection and disbursement to the Members of any future receipts from the Company property or other sums to which the Company may be entitled, or may sell the Company's interest in the Company property to any person, including persons related to the Members, on such terms and for such consideration as shall be consistent with obtaining the fair market value thereof.

(b) Upon dissolution of the Company, the Manager or a liquidating trustee, if one is appointed, shall wind up the affairs of the Company and liquidate all or any part of the assets of the Company. The Manager or such liquidating trustee shall determine the time, manner and terms of any sale or other disposition of the Company's property for the purpose of obtaining, in its opinion, fair value for such assets.

(c) Profits and Losses arising from such sales and distributions upon liquidation shall be allocated to the Member's Capital Accounts as provided in ARTICLE V prior to making liquidating distributions to the Members. In settling accounts after dissolution, the assets of the Company shall first be paid out to creditors, whether by payment or by establishment of due and adequate reserves, in the order of priority as provided by law; and then to the Members, in accordance with Section 5.7.

(d) When the Manager or liquidating trustee has complied with the foregoing liquidation plan, the Members shall execute, acknowledge, and cause to be filed an instrument evidencing the cancellation of the Certificate of Formation of the Company.

ARTICLE VII
WITHDRAWAL OF MEMBERS AND TRANSFER
OF MEMBERS' INTERESTS

Section 7.1   Restriction on Transfer. If at any time a Member proposes to sell, assign or otherwise dispose of all or any part of his interest in the Company, such Member shall first make a written offer to sell such interest to the other Members at a price determined by mutual agreement. If such other Members decline or fail to elect such interest within thirty (30) days, and if the sale or assignment is made and the Members fail to approve this sale or assignment unanimously then, pursuant to Section 18-704(a) of the Limited Liability Company Act, the purchaser or assignee shall have no right to participate in the management of the business and affairs of the Company. The purchaser or assignee shall only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled.

Section 7.2   Effect of Withdrawal. The Company shall not be dissolved by the resignation of a Member.

Section 7.3   Continuation of Company Following Withdrawal. The remaining Members, if any, shall have the right to continue the Company business in accordance with this Agreement following the resignation of a Member.

Section 7.4   Conditions Precedent to Transfer of Member's Interest. Except for transfers pursuant to Section 7.1 hereof, no transfer may be made of all or a portion of the Member's Interest if such transfer constitutes a violation of the registration provisions of the Securities Act of 1933, as amended, or the registration provisions of any applicable state securities provisions. The Managers may require, as a condition precedent to any transfer of a Company Interest, delivery to the Company at the proposed transferor's expense, an opinion of counsel satisfactory (both as to the counsel and substance of the opinion) to the Managers that the transfer will not result in the occurrence of the foregoing restrictions.

Section 7.5   Substitute or Additional Member--Conditions to Fulfill. No transferee of a Member's Interest in the Company shall have the right to become a Member in place of its transferor or otherwise unless all of the following conditions are satisfied:

(a)   In the event of an assignment, a duly executed and acknowledged written instrument of assignment has been filed with the Company and sets forth that the assignee becomes a substitute Member in place of the assignor.

(b)   The transferor and transferee or additional Members execute and acknowledge such other instruments as the Managers may deem necessary or desirable to effect such admission, including, but not limited to, the execution of the Joinder in the form attached hereto as Exhibit B.

(c)   The written consent of the majority of the Managers to such substitution or admission of a Member shall be obtained, the granting or denial of which shall be within the sole and absolute discretion of the Managers.

15

(d) Payment has been made to the Company of all costs and expenses of admitting any such transferee or additional Members to the Company.

Section 7.6   Further Transfer by Transferee. A transferee of any Interest who does not become a Member and who desires to make a further transfer of such Interest shall be subject to all the provisions of this Article VII to the same extent and in the same manner as any Member desiring to make a transfer of such Member's Interest.

Section 7.7   Rights and Liabilities of and Restrictions on Transferee. No person shall be recognized as a transferee of an Interest if such Interest was transferred in violation of this Article VII. No transferee of an Interest in the Company shall have the right to participate in the Company, inspect the books of account of the Company, or exercise any other right of a Member until admitted as a Member.

Section 7.8   Drag-Along Rights.

(a) Upon the prior written approval of the Manager, Members holding a majority of the outstanding Units (the "Majority Members") who wish to sell all of their Units may at their option at any time require the other Members (the "Minority Members"), in connection with a sale transaction to a third party, to sell all of their Units as provided herein. In order to exercise the foregoing right, the Majority Members shall issue a written notice (a "Drag-Along Notice") signed by the Majority Members to each of the Minority Members advising the Minority Members that they are exercising their rights hereunder, and describing the sale transaction, including the nature and value of the consideration to be paid to each Member, the time of closing, the identity of the buyer, and copies of any purchase and sale or merger agreement to the extent that such agreement is in execution form. Upon receipt of a Drag-Along Notice, the Minority Members shall be obligated to sell or transfer all of their Units pursuant to the transaction referred to therein. The terms of such sale transaction shall be described to each Minority Member and each such Minority Member shall be required to execute all documentation (and, only in the case of any Member who is also an employee or service provider or former employee or service provider of the Company or any of its Subsidiaries, reasonable non-competition, non-solicitation, confidentiality and restrictive covenants) and take such action as may be required or requested by the Majority Members (including the applicable purchase or comparable agreement and/or indemnification or contribution or escrow agreement and other documents related to such Transfer) on terms no less favorable than the Majority Members (except as otherwise provided herein). The total consideration for all of the Units pursuant to the foregoing transaction shall be divided and apportioned among the Members Pro Rata in accordance their relative Percentage Interests. Section 7.1 shall not apply to a transaction which is the subject of a Drag-Along Notice. Each Minority Member further agrees to (i) take all necessary or desirable actions reasonably requested by the Majority Members in connection with the consummation of such sale transaction (including appointing a Members' representative designated by the Majority Members), (ii) in the event such transaction is to be brought to a vote, to be present, in person or by proxy, as a holder of Units, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings, (iii) in the event such transaction is to be brought to a vote at a meeting or presented to for approval by written consent, to vote (in person, by proxy or by action by written consent, as applicable) all Units as to which it has record or beneficial ownership in favor of such sale transaction and in opposition of any and all other proposals that could reasonably be expected to delay or impair the ability of the

Company or Majority Members to consummate such sale transaction, and (iv) refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such sale transaction.

(b) Each Minority Member hereby constitutes and appoints the Manager as its true and lawful agent and attorney-in-fact, with full power of substitution, to act in the name, place and stead of such Minority Member with respect to the terms and provisions of this Section 7.8 applicable to such Minority Member, and to do or refrain from doing all such further acts and things, and to execute all such documents, as the Manager deems reasonably necessary to consummate the Transfer of Units owned by such Minority Investor in connection with any Drag-Along Notice on the terms set forth herein. The granting of the power of attorney set forth in this Section 7.8 will not relieve any Minority Member from its obligation to perform its obligations under this Agreement, including any such obligation the performance of which could be effected by the Manager acting on behalf of such Minority Member. The power of attorney given herewith is irrevocable, is coupled with an interest and shall also constitute a voting agreement hereunder.

ARTICLE VIII

BOOKS; DEPOSITORY ACCOUNTS; ACCOUNTING REPORTS; ELECTIONS

Section 8.1   Books of Account. At all times during the continuance of the Company, the Managers shall maintain or cause to be maintained true and full financial records and books of account showing all receipts and expenditures, assets and liabilities, profits and losses, and all other records necessary for recording the Company's business and affairs.

Section 8.2   Access to Records: Audit. The books of account, tax returns, reports, records, this Agreement, and all documents and other writings of the Company, including the Articles, shall at all times be kept and maintained at the principal office of the Company, or at such other place or places as the Managers may determine. The Members or their designated representatives shall, upon reasonable notice to the Managers, have access to such financial books, tax returns, reports, records, and documents during reasonable business hours and may inspect and make copies of any of them. The annual financial statements of the Company shall be audited by a certified public accountant with the costs for such audit to be paid by the Company.

Section 8.3   Depository Accounts and Investment of Funds. The Managers may open and maintain on behalf of the Company one or more depository accounts at such times and in such depositories as it shall determine, in which all monies received by or on behalf of the Company shall be deposited. All withdrawals shall be made, subject to the other terms and restrictions of this Agreement, upon the signature of such person or persons as the President may from time to time designate in writing.

Section 8.4   Reports.

(a)   The Company shall provide to the Members, at Company expense, at the end of each year of the Company, annual financial statements showing the financial condition of the Company at the end of such year and the results of its operations for the year then ended.

(b)   In addition to the financial statements provided for in Section 8.4(a), the Managers shall prepare or cause to be prepared at Company expense income tax returns for the Company and shall timely file them with the appropriate authorities.

Section 8.5   Accounting Methods, Periods, Elections. The Company shall keep its financial accounting records in accordance with generally accepted accounting principles. Unless otherwise provided in this Agreement, the determination of whether to utilize the cash or accrual method of accounting, whether to utilize accelerated cost recovery or another method of depreciation, and the selection among any other allowable, alternative tax accounting methods or principles shall be made by the Managers and shall be those methods and principles which are determined by them to be in the best interests of the Members. The Company's annual financial accounting and tax accounting period shall be the year ending on December 31, unless another accounting period is required by the Code. The Managers may cause the Company to make any election allowable to the Company under the Code.

Section 8.6   Designation of Partnership Representative.

(a)   CW or a person designated by affirmative vote of holders of a majority of the Units entitled to vote shall be the "partnership representative" of the Company (the "Partnership Representative") as such term is defined in Section 6223 of the Code. The Company shall pay and be responsible for all reasonable third-party costs incurred by the Partnership Representative in performing those duties and any costs and expenses incurred by the Partnership Representative in connection with an audit of an income tax return of the Company. The Partnership Representative may make any elections available to be made as Partnership Representative; provided, however, that without the consent of the Members existing on the date of this Agreement, the Partnership Representative shall not make (or omit to make) any such election if such election or omission would cause the Company to become liable for any taxes, interest or penalties under Section 6225 of the Code. In the event that the Company does become liable for any taxes, interest or penalties under Section 6225, (i) each person or entity that was a Member of the Company for the taxable year to which such liability relates shall, if so requested by the Managing Member, indemnify, defend and hold harmless the Company for such person's or entity's allocable share, based upon its Percentage Interest at the time it was a Member in the Company, of the amount of such tax liability, including any interest

(b)   The Partnership Representative shall promptly forward to each Member a photocopy of any correspondence relating to the Company that is received from the Internal Revenue Service which relates to matters that are of material importance to the Company or its Members. The Partnership Representative shall promptly advise each Member in writing of the substance of any conversation held with any representative of the Internal Revenue Service which relates to matters that are of material importance to the Company or its Members. Any costs incurred by the Partnership Representative in retaining accountants, lawyers and other professionals on behalf of the Company in connection with dealing with the Internal Revenue Service will be an obligation of the Company.

Section 8.7   Elections. The Partnership Representative may cause the Company to make all elections required or permitted to be made by the Company under the Code and not otherwise expressly provided for in this Agreement, including an election under Section 754 of the Code and the safe harbor election provided for by the Proposed Revenue Procedure included in Notice 2005-43, or any similar election provided in a final revenue procedure relating to the compensatory transfer of a partnership interest (the latter election, a "Safe Harbor Election") and not otherwise expressly provided for in this Agreement, in the manner that Managing Member determines will be most advantageous to all Members. The Company and each Member agrees to comply with all requirements of the Proposed Revenue Procedure included in Notice 2005-43, or any similar final revenue procedure relating to the compensatory transfer of partnership interests, if a Safe Harbor Election is made.

Section 8.8   Maintenance of Tax Status.

(a) The Members intend that the Company shall be treated as a "partnership" for federal, state and local income and franchise tax purposes and agree to take all reasonable actions, including the amendment of this Agreement (so long as such amendment does not materially and adversely affect any Member) and the execution of other documents, as may be reasonably required to qualify for and receive such treatment as a "partnership" for federal income tax purposes. The Partnership Representative shall not permit the Company to elect, and the Company shall not elect, to be treated as an association taxable as a corporation for U.S. federal, state or local income tax purposes under Treasury Regulations section 301.7701-3(a) or under any corresponding provision of state or local law.

(b) All elections by the Company for federal, state and local income and franchise tax purposes shall be determined by the Partnership Representative. The Partnership Representative shall prepare and file or cause to be prepared and filed all tax returns required to be filed by the Company.

(c) The provisions of this Section 4.11 shall survive the termination of the Company or the termination of any Members' Interest and shall remain binding on the Members for as long a period of time as is necessary to resolve with the Internal Revenue Service any and all matters regarding the federal income taxation of the Company or the Members.

ARTICLE IX

MEETINGS OF MEMBERS AND MANAGERS

Section 9.1   Meetings of Members.

(a)   Meetings of the Members for any purpose may be called by the Managers and shall be called by the Managers upon receipt of a request in writing signed by a majority (any two) of CW, SS, and DW. Such request shall state the purpose of the proposed meeting and the matters proposed to be acted upon at the meeting. Such meeting shall be held at such place as may be designated by the Managers. A notice of any such meeting shall be given either personally or by mail, not less than five (5) days or more than fifty (50) days before the date of the meeting, to each Member at such Member's address as specified in Section 10.6 below. Members may waive the requirement of such notice.

(b)   Unless otherwise provided herein with respect to a particular matter, the affirmative vote of Units entitled to vote, on a combined basis, without regard to class or series shall be required to carry any motion properly before the Members.

Section 9.2   Action By Written Consent. Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by the necessary Members entitled to vote and required to approve such action and delivered to the Managers of the Company for inclusion in the minutes or for filing with the Company records.

Section 9.3   Meetings of Managers. The Managers may have meetings from time to time upon request of any Manager. All actions upon matters coming before the Managers shall be taken upon the majority vote of the Managers. Any action of the Managers may be taken without a meeting upon the unanimous written consent of the Managers. Manager meetings may be held by any form of communication that allows all Managers to hear and be heard by all other Managers.

ARTICLE X

MISCELLANEOUS PROVISIONS

Section 10.1   Waiver of Provisions. The waiver of compliance at any time with respect to any of the provisions, terms, or conditions of this Agreement shall not be considered a waiver of such provision, term, or condition itself or of any of the other provisions, terms, or conditions hereof or bar its enforcement at any time thereafter.

Section 10.2   Interpretation and Construction. This Agreement contains the entire agreement between the Members and the Company and any modification or amendment thereto must be in writing signed by the Members. Where the context so requires, the masculine shall include the feminine and the neuter and the singular shall include the plural. The headings and captions in this Agreement are inserted for convenience and identification only and are in no way intended to define, limit, or expand the scope or intent of this Agreement or any provision hereof. Unless otherwise specified, the references to Section and Article in this Agreement are to the Sections and Articles of this Agreement.

Section 10.3   Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Section 10.4   Partial Invalidity. In the event that any part or provision of this Agreement shall be determined to be invalid or unenforceable, the remaining parts and provisions of this Agreement which can be separated from the invalid, unenforceable provision or provisions shall continue in full force and effect.

Section 10.5   Binding on Successors. The terms, conditions, and provisions of this Agreement shall inure to the benefit of, and be binding upon the parties hereto and their respective heirs, successors, distributees, legal representatives, and assigns.

Section 10.6   Notices and Delivery.

(a)   To the Members. Any notice to be given hereunder at any time to the Members or Manager, or any documents, reports, or returns required by this Agreement to be delivered to the Members, shall be given by registered or certified mail, return receipt requested, postage prepaid, to the Members at the address set forth on Schedule A or such other address as it shall by notice to the Company have designated as its address for the mailing of all notices hereunder. Any notice, or any document, report, or return so delivered or mailed shall be deemed to have been given or delivered to the Members at the time it is delivered or mailed, as the case may be.

(b)   To the Company. Any notice to be given to the Company hereunder may either be delivered personally to the Members or mailed to the Company, by registered or certified mail, postage prepaid, addressed to the Company at its principal office at 80 Arden St., Apt. 2A, New York, NY 10040 with a copy sent to the Members in the manner provided in subsection (a). Any notice so delivered or mailed shall be deemed to have been given to the Company at the time it is delivered or mailed, as the case may be.

Section 10.7 Counterparts. This Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, and the several counterparts taken together shall constitute the Agreement of the Members and the Company.

Section 10.8 Statutory Provisions. Any statutory or regulatory reference in this Agreement shall include a reference to any successor to such statute or regulation and/or revision thereof.

Section 10.9 Waiver of Partition. Each party does hereby waive any right to partition or the right to take any other action which might otherwise be available to such party for the purpose of severing its relationship with the Company or its interest in the property held by the Company from the interests of the Members until the end of the term of both this Company and any successor company formed pursuant to the terms hereof.

Section 10.10 Severability. If any provision of this Operating Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Operating Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

Section 10.11 Creditors. None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditors of the Company.

Section 10.12 Arbitration. Any dispute, controversy, difference or claim arising out of, relating to or in connection with this Agreement, any transaction hereunder or breach hereof shall be finally settled by arbitration in accordance with the Rules of Commercial Arbitration of the American Arbitration Association then in effect by one (1) arbiter appointed in accordance with such rules. The arbiter's award shall be final and binding. Judgment upon the award rendered by the arbiter may be entered in any court having jurisdiction thereof. The arbitration shall take place in New York City, New York or such other place as the parties may agree. Arbitration proceedings shall be held in English. The arbiter's award shall be in writing. The expenses incurred by the parties as the result of submission of matters to arbitration hereunder and the resulting arbitration proceeding and related investigations shall be paid by the parties as apportioned by the arbiter.

Notwithstanding the foregoing paragraph, any party hereto may, if it believes that it requires or is entitled to injunctive relief, file a civil action in any court having jurisdiction seeking injunctive relief. Any claim to or demand for monetary damages shall, however, be governed exclusively by the provisions for arbitration set forth in the foregoing paragraph.

Section 10.13 Determination of Matters Not Provided For In This Agreement. The Managers shall decide any questions arising with respect to the Company and this Agreement which are not specifically or expressly provided for in this Agreement.

Section 10.14 Further Assurances. The Members agree to cooperate, and to execute and deliver in a timely fashion any and all additional documents necessary to effectuate the purposes of the Company and this Agreement.

Section 10.15 Original Agreement. The Original Agreement is hereby amended and restate in its entirety and of not further force or effect.

IN WITNESS WHEREOF, the undersigned have caused this Amended and Restated Operating Agreement to be executed and adopted under seal by their duly authorized officers as of the day and year first written above.

MEMBERS:

_____

MEMBER / Christopher Witherspoon   DATE

Seth Snider Firmato digitalmente da Seth Snider
ND: cn=Seth Snider, o, ou,
email=sethsnider@yourprivateitaly.com, c=US
Data: 2019.06.26 20:08:34 +02'00'

_____

MEMBER / Seth Snider   DATE

_____

MEMBER/ Dan Woolsey   DATE 6/18/19

COMPANY

POPVIEWERS, LLC

By: _____

Name: Christopher Witherspoon

Title: Manager

Date:

EXHIBIT A
TO
AMENDED AND RESTATED OPERATING AGREEMENT
OF
POPVIEWERS, LLC

By a majority in Interest vote of the Members the following Managers were elected to operate the Company pursuant to ARTICLE 4.1 of the Agreement:

Christopher Witherspoon
80 Arden St., Apt. 2A
New York, NY 10040
Manager

The above listed Manager(s) will serve in their capacities until he is removed for any reason by a majority in Interest vote of the Managers as defined by ARTICLE 4 or upon his voluntary resignation:

SIGNED AND AGREED this __1__ day of __11__, 2018:

[signature] 11/1/2018
MEMBER / Christopher Witherspoon DATE

EXHIBIT B
TO
OPERATING AGREEMENT
OF
POPVIEWERS, LLC

JOINDER TO AMENDED AND RESTATED OPERATING AGREEMENT

By execution of this Joinder to the Amended and Restated Operating Agreement, the undersigned hereby become a party to, and is hereby bound as a Member by, that certain Amended and Restated Operating Agreement, dated as of May. 1, 2018 (and as the same may be amended, supplemented or otherwise modified from time to time, the "Agreement"), by and among Popviewers, LLC, a New York limited liability company (the "Company"), Christopher Witherspoon, Seth Snider and the other parties thereto, in the same manner as if the undersigned were an original signatory to such Agreement.

The undersigned shall have all the rights, and shall observe all the obligations applicable to such Members holding such Interests and Units the undersigned acquired or was issued in connection herewith in its capacity as a holder of such Interests and Units and as a party to the Agreement.

The undersigned represents and warrants that the undersigned has received a copy of, and has reviewed the terms of, the Agreement and all related or relevant documents and agreements. Capitalized terms used but not defined in this Joinder shall have the meanings set forth in the Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Joinder as of this 17 day of June, 2019.

6-17-19

KAYLA OGANDO
Notary Public - State of New York
NO. 01OG6380650
Qualified in New York County
My Commission Expires Sep 10, 2022

[INSERT NAME]

By: [signature]
Name: Kayla Ogando
Title: Notary Public

Address for Notices:

with copies to:
Seth Snider
Don Woolsey

POPVIEWERS, LLC

By: [signature]
Name: Christopher Witherspoon
Title: Popviewers Founder/ CEO
Date: 6/7/19

EXHIBIT C
TO
AMENDED AND RESTATED OPERATING AGREEMENT
OF
POPVIEWERS, LLC

Initial Officers of the Company

Name   Title

Christopher Witherspoon   President & Chief Executive Officer

Seth Snider   Chief Marketing Officer

Dan Woolsey   Chief Operating Officer (Responsible for the
                                        oversight of the Company's day-to-day
                                        operations, creating operation strategies and
                                        policies, communicating operational
                                        strategies to employees, building employee
                                        alignment with company goals, ensuring the
                                        company has effective financial proedures in
                                        place, operations, budgeting, staffing, and
                                        strategic growth.)

EXHIBIT D
TO
AMENDED AND RESTATED OPERATING AGREEMENT
OF
POPVIEWERS, LLC

Supplement to DW Option contained in Section 3.8 (e).

DW will receive 5%, additional equity in the Company, given out as Units over a 24 month period, vesting quarterly. DW will stop accruing equity if his role as Chief Operating Officer is terminated or he leaves the Company prior to the 24 month period.

Vesting Schedule:

1. November 1, 2018 to January 30, 2019 DW shall be entitled to 0.625% interest
2. February 1, 2019 to April 30, 2019 DW shall be entitled to 0.625% interest
3. May 1, 2019 to July 30, 2019 DW shall be entitled to 0.625% interest
4. August 1, 2019 to October 30, 2019 DW shall be entitled to 0.625% interest
5. November 1, 2019 to January 30, 2020 DW shall be entitled to 0.625% interest
6. February 1, 2020 to April 30, 2020 DW shall be entitled to 0.625% interest
7. May 1, 2020 to July 30, 2020 DW shall be entitled to 0.625% interest
8. August 1, 2020 to October 30, 2020 DW shall be entitled to 0.625% interest

SCHEDULE A
"CAPITAL CONTRIBUTIONS"
TO
AMENDED AND RESTATED OPERATING AGREEMENT
OF
POPVIEWERS, LLC

Member & Address	Capital Contribution	Number and Class of Interests and Units	Percentage Interest
Christopher Witherspoon	$80	76,000 Class A	76%
Seth Snider	$20	19,000 Class A	19%
Dan Woolsey	$10,000	5,000 Class A	5%

SCHEDULE B
"MEMBER LOANS"
TO
AMENDED AND RESTATED OPERATING AGREEMENT
OF
POPVIEWERS, LLC

Pursuant to Article 3.4 of the Agreement, the following Member Loans have been made to the Company:

Name of Member	Amount of Member Loan	Terms/Repayment
Christopher Witherspoon	$21,000	Payable in full upon such time the Company receives Capital Contributions equal to or greater than $500,000.
Seth Snider	$39,000	Payable in full upon such time the Company receives Capital Contributions equal to or greater than $500,000.

SIGNED AND AGREED this ____ day of ____, 2018:

MEMBER / Christopher Witherspoon

Seth Snider

Firmato digitalmente da Seth Snider
ND: cn=Seth Snider, o, ou, email=sethsnider@yourprivateitaly.com, c=US
Data: 2019.06.26 20:09:13 +02'00'

MEMBER/ Seth Snider

MEMBER/ Dan Woolsey